SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration: 1431-1

SEC (CUSIP) Registration: 20441B407 – Class “B” Preferred Shares

SEC (CUSIP) Registration: 20441B308 – Common Shares

LATIBEX Registration 29922 – Class “B” Preferred Shares

ORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual and Extraordinary General Meeting to be held on April 26, 2012, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

ANNUAL GENERAL MEETING

1.      To  analyze,  discuss  and  vote  the  2011  Annual  Management  Report,  the  balance sheet and  other  financial  statements  related  to  fiscal  year  of  2011;

2.      To resolve on the Board of Executive Officers’ proposal for allocation of the 2011 net income in the amount of R$1,157,689,773.52 — including profit sharing payment — and the subsequent payment to shareholders as follows:

Interest on equity replacing dividends, in the gross amount of R$421,090,944.19, of which R$225,813,823.19 were declared and paid in advance on September 15, 2011, and the remaining R$195,277,121.00 to be allocated as follows: R$0.68030 per common share (ON); R$1.65801 per class A preferred share (PNA); and R$0.74840 per class B preferred share (PNB).

3.      To amend the  caput of Article  4,  according  to  the  provision  set forth in  paragraph  1  of  Article  7,  both of them in the  Company’s  Bylaws,  due  to  the conversion of  PNA  shares  into  PNB  shares,  as  per  shareholders’  request;

4.      To elect the members of the Fiscal Council due to end of term of office;

5.      To establish the compensation for the Management and members of the Fiscal Council;

6.      Information on the publications required by Law 6,404/76.

EXTRAORDINARY GENERAL MEETING

1.   To fill the vacant position on the Company's Board of Directors;

2.   To create the New Energies Department;

3.   To amend the Company’s Bylaws, as follows:

a) Article 1 – alignment with the Company’s Strategic Planning and insertions to comply with the minimum requirements of Level 1 Listing Rules of BM&Fbovespa - Securities, Commodities and Futures Exchange;

b) Article 6 – adjustment to the wording related to minimum mandatory dividends, pursuant to Law 6,404/76;

c) Article 11 – adjustment to comply with the minimum requirement of Level 1 Listing Rules of BM&Fbovespa - Securities, Commodities and Futures Exchange;

d) Article 15 – change in the duties of the Board of Directors;

e) Article 7 – changes in the composition of the Board of Directors;

f) Article 20 – alignment with the Company’s Strategic Planning;

g) Articles 21 to 28 – change in the duties of the Executive Officers for internal restructuring;

h) Article 29 – insertion of an article to create a new department and the consequent renumbering of the other articles;

i) Articles 32 and 33 – insertions to comply with the minimum requirements of Level 1 Listing Rules of BM&Fbovespa - Securities, Commodities and Futures Exchange and the consequent renumbering of the other articles; and

j) Article 43 - adjustment to the wording related to minimum mandatory dividends, pursuant to Law 6,404/76.

4.   To restate the Company’s Bylaws.

Notes:  a)  Documents referring to  the  matters  to  be  discussed  at  the  Ordinary Shareholders’  Meeting,  in  addition  to  the  Manual  for  Attendance  in  Meetings,  are available  for  shareholders’ consultation  at  the  Company’s  headquarters;  b) Powers-of-attorney for  the  Ordinary  Shareholders’  Meeting  should  be  filed  with  the Shareholders’  Section  of  the  Financial,  IR  and  Attendance  Control  Department  at  the Company’s  head  office,  at  Rua  Coronel  Dulcídio,  800,  3º  andar,  Curitiba,  at  least forty-eight  hours  prior  to  the  meeting;  and c)  Pursuant  to  CVM  Rule  282,  as  of  June  26, 1998, the minimum  attendance  of  the  voting  capital  necessary  to  request  multiple  vote to elect  the  members  of the Board  of  Directors  is  5%  (five  per  cent).

Curitiba, March 27, 2012

Mauricio Schulman

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.